Exhibit 12

FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Half	For the Years Ended December 31,
	2006	2005	2004	2003	2002	2001
	(in millions)
Earnings
Income from continuing operations before income taxes	$1,407	$3,861	$4,431	$2,956	$1,979	$1,493
Less: Equity in net income/(loss) of affiliated companies	8	11	(2)	12	13	5
Fixed charges	3,515	5,868	5,364	5,865	6,965	8,958
Earnings before fixed charges	$4,914	$9,718	$9,797	$8,809	$8,931	$10,446

Fixed charges
Interest expense	$3,503	$5,842	$5,333	$5,831	$6,929	$8,922
Rents	12	26	31	34	36	36
Total fixed charges	$3,515	$5,868	$5,364	$5,865	$6,965	$8,958

Ratio of earnings to fixed charges	1.40	1.66	1.83	1.50	1.28	1.17

For purposes of our ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).